Waiver of Premium Rider for Total Disability

Based on the application for this rider and the payment of its monthly deduction, this rider is made a part of the policy. This rider is subject to all policy terms and provisions unless this rider changes them. This rider does not increase your policy values.

Rider Benefit

We will, as described below, add to the policy value the specified premium as shown under Policy Data, or waive the monthly deduction for the policy if the insured becomes totally disabled and total disability has continued for a period of 180 consecutive days. However, the 180 consecutive days may be interrupted by a period of up to 20 accumulated days during which the insured is not totally disabled.

If total disability begins before the insured's age 60 anniversary the rider benefit, as described in the next paragraph, will be provided while total disability continues until the insured's age 100 anniversary. If total disability begins on or after the insured's age 60 anniversary the rider benefit, as described in the next paragraph, will be given while total disability continues until the greater of the insured's age 65 anniversary, or 2 years (24 months) following the date total disability begins.

The rider benefit provided will be based upon the insured's attained insurance age. Prior to the insured's age 65 anniversary, we will add to the policy value the specified premium, or waive the monthly deduction if higher. On or after the insured's age 65 anniversary, we will waive the monthly deduction.

The addition to the policy value of the specified premium, or waiver of the monthly deduction, will also apply to this rider and all other riders attached to the policy unless stated otherwise under Policy Data.

Until your claim is approved by us, you must pay the premiums needed so that your policy does not lapse as provided in the grace period provision of the policy. We will also take monthly deductions as usual.

If we approve your claim, premiums you paid during total disability that were required to prevent policy lapse will be refunded to you, if you so request.

Any specified premiums that are eligible to be added to the policy value, that were not added to the policy value during total disability, will be added to the policy value. The policy value will then be equal to the policy value as if the specified premiums were added to policy cash value each monthly date they were eligible to be added.

Any monthly deductions that are eligible for waiver and were taken during total disability will be restored to the policy value. The policy value will then be equal to the policy value as if the monthly deductions were never taken.

For any month that the specified premium is added to the policy value or the monthly deduction is waived, the minimum initial premium and the no lapse guarantee premiums, as described in the Premiums section of the policy, for that month will be zero.

Definition of Total Disability

Total disability means the complete inability of the insured, due to bodily injury or disease, to perform all of the material and substantial duties of his or her regular occupation at the time of disability. Total disability must begin while this rider is in force. After 2 years of such continuous disability, totally disability will mean the insured's complete inability to engage in any gainful occupation for which he or she is reasonably fitted by education, training, or experience.

Certain Losses Considered Total Disability

We will also consider the insured totally disabled, even if the insured engages in an occupation, for the total and irrecoverable loss of:

1. the sight of both eyes; or
2. the use of both hands; or
3. the use of both feet; or
4. the use of one hand and one foot.

Such loss must occur or first appear after the effective date of this rider and while this rider is in force.

134061                                                                    (5/04)

Coverage Under The Policy During Disability

During a period of total disability, you may not:

1. increase the specified amount of the policy; or
2. change from death benefit Option 1 to death benefit Option 2; or
3. increase any benefits under the policy or any riders attached to it.

Proof of Total Disability

We must receive proof of total disability in our home office within one year after the monthly date of your request for us to add to the policy value the specified premium, or waive the monthly deduction. If you don't give us proof within this time, your claim will not be affected if proof was given:

1. as soon as reasonably possible; and
2. within one year after the insured's death or recovery from total disability;

otherwise, we will not add the specified premium to the policy value, refund any specified premium or credit any monthly deduction made more than one year before proof was furnished.

How Often Proof of Disability is Required

We may require proof, at reasonable intervals, that total disability is continuing. If we require a medical examination as such proof, we will pay for the cost of such examination. After total disability has continued for two years, we will not require proof more than once a year. If such proof is not given when required, no further additions to the policy value of the specified premium, or waiver of the monthly deduction will be made.

Rider Exclusions

We will not add to the policy value the specified premium or waive any monthly deduction if total disability results from:

1. intentionally self-inflicted injuries; or
2. war, declared or not, an act of war, or any type of military conflict.

If total disability begins within the grace period for the policy, the monthly deduction due at the time the policy entered the grace period will not be waived.

Waiver of Monthly Deduction for Involuntary Unemployment

After this rider has been in force during the insured's lifetime for 12 months from its effective date, and after the insured has collected unemployment benefits for 90 consecutive days, monthly deductions due during the 12 months following the start of unemployment benefits will be waived. Monthly deductions taken in the first 90 days that the insured collected unemployment benefits will be restored to the policy value. The waiver of monthly deduction for involuntary unemployment is available one time during the insured's lifetime.

To be eligible for the waiver of monthly deduction for involuntary unemployment, the insured must not be currently receiving the benefits of this rider for waiver of monthly deduction or addition to the policy value of the specified premium for total disability. The insured must submit to us proof of involuntary unemployment in the form of a determination letter from the appropriate jurisdiction's Department of Labor indicating that the insured has qualified for unemployment benefits and has been receiving unemployment benefits for 90 consecutive days.

Any claim of total disability benefits that become effective while deductions are being waived for involuntary unemployment will terminate the waiver of monthly deduction for involuntary unemployment.

Monthly Deduction for the Cost of this Rider

While this rider is in force, a monthly deduction for the cost of this rider is taken from the policy value. The monthly deduction amount for this rider can be determined from the Rider Cost of Insurance table shown below.

134061                                                                    (5/04)

Rider Incontestability

After this rider has been in force during the insured's lifetime for two years from its effective date, we cannot contest this rider. The two year period will not include time during which the insured is totally disabled.

Changes to the specified premium amount of this rider

Decreases of the specified premium

While this rider is in force, you may decrease the specified premium once per year by written request. You may not make any decrease to the specified premium during a period of disability for the insured. The decrease may only be made after the first rider year and any decrease will be effective on the monthly date on or following our receipt of your request.

Increases of the specified premium

While this rider is in force, you may increase the specified premium if there is an increase in the policy's specified amount as described on the Policy Change section of the policy. You may not increase the specified premium during a period of disability for the insured. Increases are subject to the following rules;

1. You must apply for an increase on a form satisfactory to us.
2. You must furnish satisfactory evidence of insurability of the insured.
3. Any increase will be subject to our issue rules and limits at the time of the increase.
4. The minimum increase to the specified premium is $100.00
5. Any increase will be effective on the monthly date on or next following the date your application is approved.

Rider Termination

This rider will terminate on the earliest of the following:

1. the monthly date on or next following receipt of your written request for coverage to end; or

2. the insured's age 65 anniversary; or

3. the date the policy terminates.

Termination of this rider will not affect a valid claim for benefits for total disability that starts before the termination.

Rider Effective Date

This rider is issued as of the policy date of the policy unless a different date is shown under Policy Data.

IDS Life Insurance Company


/s/ Timothy S. Meehan
-----------------------
    Timothy S. Meehan
    Secretary

134061                                                                    (5/04)

                          Rider Cost of Insurance Table

The monthly deduction of the cost of this rider is equal A x B

A is the WP Rate from the table below, based on the then attained age of the insured

B is the greater of 1 or 2 where:
    1. is the specified premium as shown under Policy Data, and
    2. is the monthly deduction for the policy and any additional riders, except this rider, attached to the policy.

              WP Rate*              WP Rate*                          WP Rate*                WP Rate*
                Male                 Female                             Male                   Female

  Attained    Standard              Standard               Attained   Standard               Standard
   Age of       Non-     Standard     Non-     Standard    Age of       Non-     Standard      Non-     Standard
  Insured      smoker     Smoker     smoker      Smoker     Insured    smoker     Smoker      smoker     Smoker
     20         0.03206    0.03928     0.03314    0.04148     45         0.05452    0.06835     0.09087    0.12312
     21         0.03212    0.03936     0.03320    0.04156     46         0.05786    0.07276     0.09598    0.13098
     22         0.03218    0.03943     0.03326    0.04164     47         0.06199    0.07822     0.10186    0.14010
     23         0.03223    0.03950     0.03332    0.04172     48         0.06650    0.08418     0.10788    0.14956
     24         0.03229    0.03958     0.03338    0.04180     49         0.07150    0.09078     0.11417    0.15959

     25         0.03241    0.03973     0.03351    0.04195     50         0.07814    0.09935     0.12254    0.17227
     26         0.03295    0.04049     0.03420    0.04297     51         0.08698    0.11091     0.13357    0.18953
     27         0.03353    0.04129     0.03530    0.04451     52         0.09696    0.12393     0.14565    0.20854
     28         0.03412    0.04212     0.03675    0.04653     53         0.10836    0.13867     0.15926    0.22997
     29         0.03480    0.04306     0.03857    0.04908     54         0.12163    0.15571     0.17476    0.25448

     30         0.03479    0.04300     0.03996    0.05078     55         0.13471    0.17218     0.19008    0.27789
     31         0.03560    0.04409     0.04235    0.05407     56         0.15555    0.19873     0.20949    0.30825
     32         0.03656    0.04536     0.04500    0.05775     57         0.17924    0.22876     0.23100    0.34154
     33         0.03762    0.04675     0.04782    0.06167     58         0.20306    0.25845     0.25032    0.37135
     34         0.03868    0.04818     0.05071    0.06575     59         0.22913    0.29056     0.27050    0.40219

     35         0.04009    0.04962     0.05381    0.06943     60         0.10536    0.14176     0.10694    0.15664
     36         0.04127    0.05118     0.05801    0.07531     61         0.10333    0.13937     0.10457    0.15378
     37         0.04257    0.05288     0.06237    0.08145     62         0.10129    0.13697     0.10266    0.15137
     38         0.04397    0.05474     0.06687    0.08784     63         0.09876    0.13407     0.10002    0.14825
     39         0.04544    0.05669     0.07132    0.09426     64         0.09602    0.13098     0.09709    0.14483

     40         0.04649    0.05796     0.07486    0.09903
     41         0.04803    0.06000     0.07876    0.10483
     42         0.04947    0.06196     0.08221    0.11014
     43         0.05095    0.06397     0.08528    0.11502
     44         0.05272    0.06636     0.08839    0.12003

*For insureds with a preferred risk classification, the above standard non-smoker rates will apply. If other than a preferred or standard risk classification applies to this rider, the WP rate will be adjusted by multiplying the above monthly rates by the appropriate risk factor shown under Policy Data.



134061                                                                    (5/04)